Exhibit 99.1

ANNOUNCEMENT

GERDAU S.A., in compliance with CVM Instruction 358 of January 3, 2002, informs its shareholders and investors that on this date its subsidiary Gerdau Hungria Holdings Limited Liability Company indirectly acquired an additional 20% interest in Corporación Sidenor, S.A., in Spain.

The acquisition of this important interest is part of Gerdau’s strategy to consolidate its presence in the global specialty long-steel market (Special Bar Quality - SBQ), and Gerdau’s presence in Brazil, Spain and the United States as a producer of this type of product is part of this strategy.

This operation involves LuxFin Participation, a holding company based in Luxemburg and the controlling shareholder of Bogey Holding Company Spain S.L., which holds the 20% interest in Corporación Sidenor. The total amount paid by Gerdau Hungria Holdings was approximately €206 million, drawing on its own funds.

As a result of this acquisition, Gerdau Hungria Holdings directly and indirectly holds 60% of Corporación Sidenor’s capital, and Grupo Santander, with which Grupo Gerdau will continue to share control, holding the remaining 40%.

Corporación Sidenor is a holding company that controls Sidenor Industrial, S.L., the largest manufacturer of specialty long steel and forged and molded parts in Spain, as well as one of the main manufacturers of these products in Europe. Corporación Sidenor, through its subsidiary Corporación Sidenor, S.A. y Cia., also holds a 58.44% interest in Aços Villares S.A. in Brazil, a producer of specialty long steel and mill rolls.

Rio de Janeiro, December 19, 2008

Osvaldo B. Schirmer

Executive Vice-President

Investor Relations Director